UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Departure of Director and Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On June 5, 2023, Sergio Carlo Scalpelli gave written notice to Brera Holdings PLC (the “Company”) confirming his irrevocable resignation, effective as of June 12, 2023, from his positions with the Company as a member of the board of directors (the “Board”) and as Chief Executive Officer. Mr. Scalpelli’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On June 5, 2023, Amedeo Montonati gave written notice to the Company confirming his irrevocable resignation, effective as of June 12, 2023, from his position as the Company’s Chief Financial Officer. Mr. Montonati’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On June 9, 2023, the Board appointed Pierre Galoppi as a member of the Board, Chief Executive Officer, and Interim Chief Financial Officer, effective as of 4:00 P.M. Eastern Time on June 12, 2023. Pursuant to a consulting agreement between the Company and Pierre Galoppi, beginning as of June 12, 2023, Mr. Galoppi will be paid an annual salary of $130,000 per year, payable on the first of each month, and will be granted a restricted share award under the Brera Holdings PLC 2022 Equity Incentive Plan of 65,000 Class B Ordinary Shares, vesting equally over three years. Mr. Galoppi will also be eligible to receive a performance bonus at the discretion of the Compensation Committee of the Board.

Mr. Galoppi, age 63, has served as the Managing Director of 1st PMG Capital Corporation, which provides consulting services in the areas of capital markets entry, fundraising, strategic partnerships, mergers and acquisitions and financial services, since February 2007. Through 1st PMG Capital Corporation, Mr. Galoppi has worked with a number of companies in the preparation of U.S. Securities and Exchange Commission registration statements, as well as the filings associated with their public listing requirements. Mr. Galoppi has more than 30 years of experience with strategic business and financial services across a number of industries in the mid-level capital markets segment, including natural resources, aviation, cybersecurity, telecommunications, tourism, and international marketing. Mr. Galoppi’s transactional experience extends to Latin America, the Caribbean, Canada, Europe, and the United States. Mr. Galoppi was born and raised in Rome, Italy, and is a dual citizen of Canada and Italy. Mr. Galoppi is fluent in English, Spanish, Portuguese, Italian, and French. Mr. Galoppi earned a Bachelor of Commerce degree and a Master of Business Administration degree from Concordia University in Montreal, Canada.

There is no arrangement or understanding with any person pursuant to which Mr. Galoppi was appointed as member of the Board. There are no family relationships between Mr. Galoppi and any director or executive officer of the Company. Mr. Galoppi has not been involved in any transaction with the Company since January 1, 2022 that would require disclosure under Item 404(a) of Regulation S-K.

The Company has commenced a search for a permanent Chief Financial Officer.

On June 12, 2023, the Company issued a press release announcing the resignations of Mr. Scalpelli and Mr. Montonati and the appointment of Mr. Galoppi. A copy of this press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
10.1	Consulting Agreement between Brera Holdings PLC and Pierre Galoppi, dated as of June 12, 2023
99.1	Press Release dated June 12, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2023	BRERA HOLDINGS PLC

	By:	/s/ Daniel Joseph McClory
Daniel Joseph McClory
Executive Chairman

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